UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Consolidated Graphics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

209341 10 6

(CUSIP Number)

Joe R. Davis

5858 Westheimer, Suite 200

Houston, Texas 77057

(713) 339-0977

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Ricardo Garcia-Moreno

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

(713) 547-2000

October 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 209341 10 6

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Joe R. Davis

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,472,121 (1)

	9	Sole Dispositive Power 2,472,121 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,472,121 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person IN

(1) Includes 878,000 shares subject to stock options that have not been exercised by Mr. Davis but which are immediately exercisable.

(2) Based on 9,687,642 shares issued and outstanding on July 31, 2013 and 878,000 shares issuable upon exercise of Mr. Davis’ fully vested stock options.

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on June 9, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on September 8, 2010 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed on February 15, 2013 (“Amendment No. 3”, together with the Original Schedule 13D and Amendments No. 1 and 2, the “Schedule 13D”), to reflect the entry into a Voting Agreement, dated as of October 23, 2013, by and among the Reporting Person, the Issuer and R.R. Donnelley & Sons Company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Schedule 13D. Except as expressly amended below, the Schedule 13D remains in full force and effect.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 23, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with R.R. Donnelley & Sons Company, a Delaware corporation (“R.R. Donnelley”) and Hunter Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of R.R. Donnelley (“Merger Sub”). The Merger Agreement provides, among other things, for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving (the “Surviving Corporation”) as a wholly owned subsidiary of R.R. Donnelley.

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), (i) each share of the Issuer’s common stock, par value $0.01 (“Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive (x) $34.44 in cash (the “Per Share Cash Amount”) and (y) 1.651 (the Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $1.25 per share (each, a “Parent Share”), of R.R. Donnelley (collectively, the “Per Share Merger Consideration”) and (ii) each Issuer stock option will be converted into the right to receive an amount in cash equal to the excess, if any, of (x)(1) the Per Share Cash Amount plus (2) the product of the Exchange Ratio and an amount equal to the average of the closing sale prices of Parent Shares on The Nasdaq Global Select Market (“Nasdaq”) for each of the ten (10) consecutive trading days ending with the third (3rd) complete trading day prior to the date of the closing of the Merger minus (y) the per share exercise price of the applicable Issuer stock option immediately prior to the Effective Time.

The consummation of the Merger is subject to customary conditions, including approval by the Issuer’s shareholders, and is expected to close in the first quarter of 2014.

In connection with the execution of the Merger Agreement, the Issuer and R.R. Donnelley entered into a Voting Agreement, dated as of October 23, 2013 (the “Voting Agreement”), with the Reporting Person.  Under the Voting Agreement, the Reporting Person agreed, among other things, to vote those certain shares of the Issuer’s Common Stock as to which he has the right to vote (i) in favor of the approval of the Merger Agreement and any related proposal in furtherance thereof and/or in furtherance of effecting the Merger and other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any obligation or agreement of the Issuer under the Merger Agreement or that is otherwise in opposition to, or competitive or inconsistent with, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) against any extraordinary corporate transaction (other than the Merger) or any other Alternative Proposal (as defined in the Merger Agreement), and (iv) to the extent reasonably requested by R.R. Donnelley, against any other action, agreement or transaction submitted for the vote or written consent of the holders of shares of Common Stock that could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Merger and any other transaction contemplated by the Merger Agreement. However, the Voting Agreement provides that nothing contained in the agreement will be deemed to limit or affect the Reporting Person’s fiduciary duties, including his ability to approve a superior proposal in his capacity as a director of the Issuer.

In addition, the Reporting Person agreed not to transfer such shares, other than pursuant to the Voting Agreement, or enter into other arrangements inconsistent with the Voting Agreement.  The Voting Agreement also contains restrictions on the Reporting Person’s ability to compete or interfere with the business of R.R. Donnelley and its affiliates (including the Surviving Corporation and its subsidiaries) for a period of three years after the closing of the Merger.  In addition, the Reporting Person and R.R. Donnelley have agreed to negotiate and execute a consulting agreement under which the Reporting Person would act as a consultant to R.R. Donnelley for three years after the closing of the Merger for $200,000 per year.

The Voting Agreement will terminate upon the earlier of (a) the effective time of the Merger, (b) the date of termination of the Merger Agreement, and (c) the amendment or modification of the Merger Agreement without the written consent of the Reporting Person to decrease the merger consideration or alter the mix of cash and stock that constitutes the merger consideration.

 The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibit 2.1 and Exhibit 10.1, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013 and are incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01

Agreement and Plan of Merger, dated as of October 23, 2013, by and among Consolidated Graphics, Inc., R.R. Donnelley & Sons Company, and Hunter Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Consolidated Graphics, Inc. with the SEC on October 28, 2013).

Exhibit 1.02

Voting Agreement, dated as of October 23, 2013, among R.R. Donnelley & Sons Company, Joe R. Davis and Consolidated Graphics, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Consolidated Graphics, Inc. with the SEC on October 28, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2013

/s/ Joe R. Davis
Joe R. Davis